

June 4, 2007

VIA FACSIMILE AND U.S. MAIL

Ted Shea
FMR Corp
82 Devonshire Street
Boston, MA 02109-3614

Re: Fidelity Investments Variable Annuity Account I
Fidelity Investments Life Insurance Company
Registration Statement on N-4
File Nos. 333-141878/811-05315

Empire Fidelity Investments Variable Annuity Account A
Empire Fidelity Investments Life Insurance Company
Registration Statement on N-4
File Nos. 333-141883/811-06388

Dear Mr. Shea:

The staff reviewed the above-referenced initial registration statements, filed with the Commission on April 4, 2007. The page numbers referenced in this comment letter correspond to the page numbers of the Fidelity Investments Variable Annuity Account I courtesy copy that you provided to us. The comments apply to each registration statement unless a comment is not applicable to a particular registration statement. Based on our review, we have the following comments:

1. **Variable Annuity Product Name**

You indicated that the contract may be sold under the name "Fidelity Growth and Guaranteed Income Annuity." Please explain how the use of the term "guaranteed" in that name complies with Rule 35d-1 under the Investment Company Act of 1940, as amended, and is not otherwise misleading.

2. **Cover Page**

Please move all required cover page information, currently shown on page 2, to the cover page, except that the list of funds may be shown on the insider cover if it is too long to fit on the cover page. Item 1(a) of Form N-4.

3.   **Summary of the Contract** (pages 7-13)

Items 1, 2, 3, and 4(a) of Form N-4 must be in numerical order in the prospectus and may not be preceded or separated by any other item. The twelve page Summary of the Contract precedes the Item 3 fee table disclosure. Please revise the prospectus to comply with General Instruction J.

4.   **Withdrawals** (page 8)

The first sentence in the third paragraph under withdrawals discusses a possible surrender charge. Please disclose this surrender charge in the fee table on page 13.

5.   **Guaranteed Withdrawal Benefit for Life** (page 8)

Please provide a cross reference to the Guaranteed Withdrawal Benefit for Life examples discussed in Appendix B on pages 51-54.

6.   **Free Look Period** (pages 12 and 18)

In those states that require a return of purchase payments, please explain why you are not returning the greater of contract value or purchase payment. *See* Section 1(32) of the Investment Company Act of 1940, as amended. *See also*, Clifford E. Kirsch, Dear Registrant Letter, Item 15 (October 23, 1992).

7.   **Fee Table** (page 13)

    (a)   Please include the range of premium taxes that are deducted in the fee table.

    (b)   Please reduce the size of footnote * to a size smaller than the rest of the disclosure in the fee table.

    (c)   So as not to obscure the information required in Item 3, please disclose all footnotes at the bottom of the appropriate page or at the end of the Item 3 disclosure.

    (d)   Please confirm to the SEC staff that the range of total annual fund operating expenses does not reflect any waiver or reimbursement arrangement. Item 3, Instruction 18 of Form N-4.

(e)   Please provide the completed fee table to the SEC Staff for review.

8.   **Examples** (page 14)

Please add an example those shows the total expenses including the 2% surrender charge if you surrender your contract at the end of each applicable time period.

9.   **Applications and Purchase Payment** (page 16)

The first sentence in this section states that the completed application must be received "in a form acceptable to us". Please provide additional disclosure to explain what makes the application acceptable to you.

10.   **Short Term Trading Risk** (page 20)

Please consider adding disclosure that the underlying portfolios may have policies and procedures as to short-term trading and disclosure as to the information sharing agreements the company has entered into in accordance with the provisions of Rule 22c-2 under the Investment Company Act of 1940, as amended.

11.   **Conversion of GWB Amount Payments** (page 29)

Please disclose that an owner will be notified if a withdrawal will cause the contract to be automatically annuitized and how annuitization can be prevented.

12.   **Automatic Transfer to Money Market Investment Option Upon Due Proof of Death** (page 33; also page 47)

Please provide the authority that would permit the company to automatically transfer variable account assets to the Money Market Option until the beneficiary is able to transfer his or her share of the Contract Value among the Investment Options.

13.   **Required Distributions on Death of Owner** (page 33)

(a)   The current disclosure only describes the tax law requirements for distributions. Please disclose the options available to beneficiaries under this contract.

(b)   Please clarify that a lump sum distribution is permitted under the tax laws.

    (c)   Please disclose that a lump sum distribution will be made within the time frame permitted under the Investment Company Act of 1940, as amended, if another available option is not elected.

14.   **Annuity Date** (page 33)

The statement "If you do not change the Annuity Date and have not previously elected another annuity option offered by us, we will pay you income under one of our available options" is confusing. Please clarify.

15.   **Voting Rights** (page 50)

Please disclose that as a result of proportional voting, the vote of a small number of contract owners could determine the outcome of a proposal subject to a shareholder vote.

16.   **Cover Page of Statement of Additional Information**

Please disclose the full name of the Registrant on the cover page. Item 15(a)(i) of Form N-4.

17.   **Powers of Attorney**

Please include new Powers of Attorney that specifically describe these registration statements by name or by their 1933 Act file numbers as per Rule 483(b) under the 1933 Act.

18.   **Part C** (page 56)

Since this is a new registration statement that is not yet effective, please clarify the reference to "Post-Effective Amendment No. 10 to this Registration Statement" in Item 24(b)(13).

19.   **Financial statements, exhibits, and other information**

Financial statements, exhibits, and other information not included in this registration statement should be filed by pre-effective amendment.

20.   **Tandy Comment**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the insurance company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to each registration statement. If you believe that you do not need to amend the registration statements in response to a comment; please explain your position in the letter.

Although we have completed an initial review of each registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendments to the registration statements. After all issues have been resolved, the Registrant and its underwriter must both request that the effective date of each registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6758. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at lamontr@sec.gov or



transmitted by facsimile to (202) 772-9285. Mail or deliveries should include a reference to zip code 20549-4644.

Sincerely,

Robert S. Lamont, Jr.

Robert S. Lamont, Jr.
Senior Counsel
Office of Insurance Products